

06017030




SEC MAIL PROCESSING
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SEP 2 0 2006
WASH. D.C.
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SUPPL

FOR IMMEDIATE RELEASE

WestJet Announces Changes to Executive Team

CALGARY, Alberta September 7, 2006. WestJet today announced the appointment of Mr. Sean Durfy to President of WestJet Airlines Ltd. and its subsidiaries; and a reorganized executive team in which Clive Beddoe will remain as Chairman and Chief Executive Officer.

Clive Beddoe, Chairman and CEO of WestJet commented: "Over the past two years I have progressively passed many of my duties over to our executive team as a natural progression of the growth of our company. The results that this team has delivered clearly speak for themselves.

"As a continuation of this process, Sean Durfy is taking over the role of President of WestJet, while I will remain Chairman and CEO. I am also pleased to announce the appointment of three new members to our executive team: Bob Cummings, in the role of Executive Vice-President, Guest Experience and Marketing; Dr. Hugh Dunleavy, Executive Vice-President, Commercial Distribution; and Ken McKenzie, Executive Vice-President, Operations. These individuals joining the executive team have proven track records with WestJet as well as significant airline expertise and strategic marketing abilities for our future growth."

"This is an honour and a privilege for me," said Sean Durfy. "What Clive, the founders and the current owners of WestJet have done in 10 short years is amazing. As a team, we look forward to the contributions that we can make in the future. We will continue to build on the strong foundation and culture that exists today."

A conference call and question and answer period will be held at 8 a.m. MDT, September 7, 2006. To participate, dial 1-877-888-4210. Simultaneously, a webcast of the live press conference will be available through the following link http://events.onlinebroadcasting.com/westjet/090706/index.php. An archive of this event will be available until September 14, 2006 by dialing 1-888-509-0081 and entering the code 630425 followed by the pound key.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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SEP 20 2006
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WestJet Reports August Traffic Results

Load Factors Strong as WestJet Demand Increases

CALGARY, Alberta. September 7, 2006. WestJet today announced its traffic statistics for August 2006 with revenue passenger miles (RPMs) increasing 19% to 951.7 million for August this year, up from 797.5 million in August 2005. Year to date, RPMs increased 22% to 6,472.2 million from 5,294.1 million in the same period in 2005.

WestJet's load factor for August 2006 was 84.5%, compared with 83.5% in August 2005. During the first eight months of 2006, the Company's load factor increased 4.7 percentage points to 79.7% compared with 75.0% during the same period in 2005.

"WestJet's focused and consistent strategy has produced another month of strong results," stated WestJet's President, Sean Durfy. "The evident theme in our monthly traffic statistics is that the market is readily absorbing capacity increases. August was no exception, with an 18% increase in available seat miles and a 19% increase in revenue passenger miles, WestJet's load factor remained strong at 84.5%. This healthy yield environment along with our low-cost structure gives us confidence that we will continue to produce strong results."

Available seat miles (ASMs) grew 18% to 1,126.9 million in August 2006, up from 955.1 million in August 2005. Year to date, ASMs have increased 15% to 8,123.4 million, up from 7,058.9 million in the same eight-month period in 2005.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615





FOR IMMEDIATE RELEASE

WestJet Announces the Resignation of Russ Hall

CALGARY, Alberta. September 8, 2006. WestJet today announced that Russ Hall, Executive Vice-President of Guest Services and Information Technology has resigned from his position.

Mr. Hall joined WestJet in September 2005 and has made many successful contributions to the company. He has played an important role in the development of aiRES, WestJet's new reservation system. His experience and strong leadership skills have been instrumental in the progression of this important initiative. His contributions have produced measurable success in WestJet's on-time performance and his involvement in guest services has been essential in WestJet's guest experience.

"I am extremely proud of all we have accomplished in my time with WestJet. This company has given me the opportunity to work with many talented people. It is not easy to say goodbye to such a great team," said Mr. Hall.

WestJet's Chairman and CEO, Clive Beddoe commented, "Russ has been an integral part of our executive team for the past year. His contribution to guest services, on-time performance and most prominently our new reservation system were instrumental in the growth of our airline. Russ' extensive background in IT has paved the way for the anticipated delivery of aiRES in spring 2007. I have a tremendous amount of admiration for Russ and his contributions to WestJet and I respect his decision to seek out other opportunities."

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com